15046999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pex Global, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Merlo — **(212) 588-9000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Soble & Co., LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290	Livingston,	NJ	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Kenneth Merlo, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Pex Global, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Subscribed and sworn to before me this 26th day of Feb 2015

Notary Public

CLORISE BEASLEY
Notary Public - State of New York
NO. 01BE6125044
Qualified in Bronx County
My Commission Expires 04/04/2017

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEX GLOBAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

PEX GLOBAL, INC.

DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
PEX Global, Inc.
New York, New York

We have audited the accompanying statement of financial condition of PEX Global, Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. PEX Global, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PEX Global, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

February 24, 2015

PEX GLOBAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	105,594
Accounts Receivable		69,570
Prepaid expenses		1,350
Security deposits		1,900
	$	178,414

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES:		
Accounts payable and accrued expenses	$	30,854
Note payable - Subordinated Loan		1,064,078
Total Liabilities		1,094,932
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S DEFICIT:		
Additional paid in capital		136,975
Accumulated deficit		(1,053,493)
Total Stockholder's Deficit		(916,518)
	$	178,414

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
PEX Global, Inc. (the "Company" or "PEX") was incorporated on November 4, 2009, in the State of Delaware. On March 1, 2010, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On October 12, 2010, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:
The Company utilizes "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Deferred income taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes: (Continued)
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. There were no interest and penalties incurred as of December 31, 2014. At December 31, 2014, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2014 financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 24, 2015, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - NOTES PAYABLE - SUBORDINATED LOAN:

The Company has entered into four subordinated loan agreement for equity capital with PEX Global, LTD, a related party through common ownership. These subordinated loans have been accepted by FINRA and are considered to be satisfactory subordination agreements pursuant to the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934. The amounts payable under these agreements are subordinate to all claims present and future of creditors of the Company arising out of any matter occurring prior to the maturity date. The Company has elected to have all accrued interest on these loans considered as additional subordinated capital for purposes of computing net capital. The minimum interest expense per FINRA regulation, per subordinated loan, is $1,000 per month. The terms of these loans are as follows:

Original Loan Amount	Date of Loan	Maturity Date	Interest Rate
$518,112	October 14, 2010	October 14, 2016	8.25%
$150,000	February 7, 2014	February 7, 2017	6.25%
$100,000	August 29, 2014	August 29, 2017	6.25%
$100,000	December 23, 2014	December 22, 2017	6.25%

NOTE 3 - COMMITMENTS:

The Company is currently leasing its primary office space on a month to month basis. The lease requires base monthly payments of $900, plus variable incidental monthly charges related to the office.

Total rent expense, including incidental charges, under all operating leases amounted to $14,248 for the year ended December 31, 2014.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company's net capital is as follows:

Net capital	$82,810
Net capital requirement	5,000
Excess Net Capital	$77,810
Aggregate indebtedness to net capital	37.26%

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 5 - INCOME TAXES:

The Company has loss carry-forwards which can be used to offset future taxable income. However, management does not believe any of the benefits attributed to the loss carry-forwards to be currently realizable and has recorded a full valuation allowance of approximately $420,000 at December 31, 2014. The loss carry-forwards, which will begin to expire in 2030 through 2034, total approximately $1,050,000 for federal and state income taxes. Accordingly, the financial statements do not reflect a current and/or deferred charge or benefit.